Exhibit 1.01

Dynasil Corporation of America

Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (the “Report”) of Dynasil Corporation of America (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2014.

These products, which are referred to in this Report collectively as the “Covered Products,” are the following:

1.	Optical thin films
2.	Crystals for X-ray detection
3.	Optical gratings
4.	Optical filters
5.	Radiation detection instruments

Due Diligence

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

Conflict Mineral Policy

Dynasil adopted a policy relating to the Conflict Minerals (the “Company Policy”), incorporating the standards set forth in OECD Guidance. The Company Policy outlines the Company’s commitment to the responsible sourcing of its products and its expectations that its suppliers will be similarly committed to responsible sourcing in the supply chain. The Company Policy states, among other things, that suppliers: (i) should not supply us with any products or other materials that directly or indirectly finance or benefit armed groups in the Covered Countries; (ii) are expected to source Conflict Minerals only from sources that are DRC conflict free; (iii) should develop policies, due diligence processes and management systems that are reasonably designed to prevent products or materials that are not DRC conflict free from entering the Company’s supply chain; and (iv) are expected to take steps to identify the smelter, refiner or mine from which Conflict Minerals originate, and to provide information to the Company necessary to facilitate its compliance efforts with respect to the Rule.

Our policy is publicly available on our website at www.dynasil.com under “Corporate Governance”.

Due Diligence Process

The Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals as described in the Company’s Form SD to which this Report is an exhibit. This good faith RCOI was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company’s due diligence process was designed to both gather information on the country of origin and to educate our internal staff and suppliers regarding this initiative. Our due diligence process is based on the following five-step framework provided by the OECD Guidance:

•	Establishing strong company management systems
•	Identifying and assessing risks in the supply chain
•	Designing and implementing a strategy to respond to identified risks
•	Carrying out an independent third-party audit of supply chain due diligence at identified points in the supply chain
•	Reporting annually on supply chain due diligence

Under the Rule, the independent third-party audit contemplated by the OECD Guidance is not required until the Company’s report for the period ending December 31, 2017.

As described in our Form SD, the Company identified and contacted a total of twelve suppliers of Conflict Mineral related products and materials. All of these suppliers responded to our request for information for country of origin information. The Company relied on these supplier’s responses about the source of conflict minerals contained in the products and materials supplied to us.

Findings and Conclusions

Based on the information obtained pursuant to our RCOI and the due diligence process, Dynasil does not have sufficient information with respect to the Covered Products to determine the country of origin of all the Conflict Minerals in the Covered Products; however, based on the information that was provided by the responding suppliers and otherwise obtained by Dynasil through the due diligence process, the Company believes that, to the extent reasonably determinable by the Company, the facilities that were used to process the Conflict Minerals contained in some of the Covered Products included the smelters and refiners listed below:

Metal	Smelter	Location of Mine(s)
Tungsten	Kennametal Huntsville	Bolivia, USA (DLA)
Tungsten	Xiamen Tungsten Co Ltd	China
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China
Tungsten	Ganzhou Non-ferrous Metals Smelting Co., Ltd.	China
Tungsten	Global Tungsten & Powders Corp	No sourcing from DRC or covered country.
Tungsten	Jiangxi Rare Earth & Rare Metals Tungsten Group Corp.	Unknown
Tungsten	Chongyi Zhangyuan Tungsten Co Ltd	Unknown

Our efforts to determine the mine or location of origin of the Conflict Minerals in the Covered Products consisted of the due diligence measures described in this Report. In particular, because independent third party audit programs validate whether sufficient evidence exists regarding country, mine and/or location of origin of the Conflict Minerals that the audited smelter or refiner facilities have processed, we relied on the information made available by such programs for the smelters and refiners in our supply chain. Dynasil was unable to ascertain the country of origin and/or chain of custody of all necessary Conflict Minerals processed by these facilities because, for this reporting period, certain smelter and refiner facilities had not yet received a “conflict free” designation from an independent third party audit program.

As a result of the due diligence measures described above, Dynasil determined in good faith that, during the calendar year 2014, the Conflict Minerals in the Covered Products were “DRC conflict undeterminable”.

Risk Mitigation Steps

Dynasil expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in our products benefit armed groups in the Covered Countries:

-	continue to engage suppliers to obtain current, accurate and complete information about the supply chain;

-	encourage suppliers to implement responsible sourcing and to have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and

-	engaging in industry initiatives encouraging “conflict-free” supply chains.